UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS: Mariano Balaguer VP, CFO (914) 345-9001 Mariano.Balaguer@Taro.com	William J. Coote (914) 345-9001 William.Coote@Taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2016

Hawthorne, NY, February 09, 2017 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and nine months ended December 31, 2016.

Quarter ended December 31, 2016 Highlights - compared to December 31, 2015
•	Net sales of $220.4 million, decreased $37.9 million, or 14.7%, the result of continuing increased competition and the challenging pricing environment. Overall volumes increased 1%.
•	Gross profit of $167.3 million decreased $46.8 million, and as a percentage of net sales, was 75.9% compared to 82.9%.
•	Research and development expenses remained in line with the comparable quarter at $18.0 million.
•	Selling, marketing, general and administrative expenses (SG&A) decreased $2.6 million to $20.3 million, principally the result of reduced marketing spend related to Keveyis.
•	Operating income of $129.0 million decreased $44.4 million and as a percentage of net sales was 58.5% as compared to 67.1% in the prior year quarter.
•	FX income decreased $5.4 million to $18.5 million, principally the result of the strengthening of the U.S. vs. Canadian dollar at a lower rate than in prior period.
•	Other income of $9.0 million increased $8.3 million vs. the prior period, due to the sale of Keveyis in December 2016.
•
Tax expense increased $8.7 million to $20.5 million resulting in an effective tax rate of 12.8% compared to 5.9%.  This increase is principally the result of certain tax benefits reflected in the prior year, not realized in the current year quarter, as well as the geographic mix of products manufactured in 2016.

•	Net income attributable to Taro was $139.8 million compared to $189.0 million, resulting in diluted earnings per share of $3.42 compared to $4.41 for the same period last year.

Nine Months ended December 31, 2016 Highlights - compared to December 31, 2015
•	Net sales of $683.0 million, slightly decreased $2.7 million, or 0.4%. Overall volumes increased 2%.
•	Gross profit decreased $27.3 million to $527.4 million and as a percentage of net sales, was 77.2% compared to 80.9%.
•	Research and development expenses of $50.8 million remained relatively in line with prior year expenses.
•
SG&A expenses decreased $6.4 million to $63.5 million, principally as a result of reduced Keveyis spend and we continue to actively manage and gain efficiencies, as well as remaining disciplined with our overall spend.

•	Operating income of $413.2 million decreased $19.5 million, and as a percentage of net sales was 60.5% as compared to 63.1%.
•
FX income decreased $28.5 million to $26.0 million, principally driven by the strengthening of the U.S. vs. Canadian dollar at a lower rate compared to the prior year.  The FX is mainly balance sheet driven.

•	Other income of $10.5 million increased $8.6 million, primarily driven by the sale of Keveyis.
•
Tax expense increased $14.1 million, principally the result of certain tax benefits reflected in the prior year, not realized in the current year, resulting in the effective tax rate increasing to 18.8% from 14.5%.

•	Net income attributable to Taro was $373.4 million compared to $426.0 million, resulting in diluted earnings per share of $8.99 compared to $9.95 for the nine months ended December 31, 2015.

- more -

Taro Pharmaceutical Industries Ltd.

 Mr. Abhay Gandhi, Taro’s Interim CEO stated, “We continue to face challenging headwinds given an increasingly competitive environment, highlighted by new entrants to our base business and pressure from buyer consolidations.”  Mr. Gandhi continued, “While these factors are impacting the generic sector as a whole, and not unique to Taro, we believe we are well positioned in the market.  We continue to invest in R&D to nurture our pipeline as we consistently look for ways to generate value from our product portfolio.  I am encouraged by the continuing increase in generic volumes that we are experiencing throughout the year.”

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the nine months ended December 31, 2016, was $320.5 million compared to $239.7 million for the nine months ended December 31, 2015.
•
As of December 31, 2016, cash, including short-term bank deposits and marketable securities, decreased $120.4 million to $1.1 billion from March 31, 2016, mainly due to the $269.7 million impact from the Company’s share repurchases, and a $143.5 million increase in long-term bank deposits.

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Application (“ANDA”) Acyclovir Ointment USP, 5%.  The Company currently has a total of thirty-six ANDAs awaiting FDA approval.

Officer and Director Appointments

On November 22, 2016, the Company announced the appointment of Mr. Uday Baldota as Chief Executive Officer and as a nominee to Taro’s Board of Directors.  His nomination was subsequently approved by the Company’s shareholders at the annual general meeting (AGM) on December 29, 2016.

In addition to Mr. Baldota’s nomination, Mr. Abhay Gandhi, was also nominated to the Board.  His nomination was also approved by the shareholders at the AGM and he is expected to as assume the role of Vice Chairman in early 2017.  On December 1, 2016, Mr. Gandhi was appointed to the position of Interim Chief Executive Officer, effective January 1, 2017, and will serve in this role until Mr. Baldota’s arrival.

Due to Taro’s regular rotation principle for external directors, Mr. Dan Biran and Ms. Ilana Avidov-Mor are retired from Taro’s Board of Directors after six years of dedicated service.  Two well-qualified candidates were nominated, and approved at the AGM, to fill these vacancies – Mrs. Linda Benshoshan and Mr. Elli Streit.

Share Repurchase Program

On November 23, 2016, the Company announced that its Board of Directors approved a new $250 million share repurchase of ordinary shares.  This authorization follows the successful completion of the previous $250 million share repurchase program on August 19, 2016.  Under the initial authorization, the Company bought back 1,801,099 of its ordinary shares, of which 1,733,760 shares were purchased subsequent to April 1, 2016.

Under the November 2016, authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  The table below presents the purchase of ordinary shares as of January 31, 2017, which were acquired in accordance with a 10b5-1 program:

Period	Total Number of Shares Purchased as Part of the Current Program	Average Price Paid per Share	Dollar Value of Shares that may yet be Purchased Under the Program
November 25, 2016 - November 30, 2016	68,641	$105.21
December 1, 2016 - December 31, 2016	242,821	$104.87
January 1, 2017 - January 31, 2017	156,353	$103.33
TOTAL	467,815	$104.40	$201,157,915

Taro Pharmaceutical Industries Ltd.

Sale of Keveyis

On December 23, 2016, Taro announced the sale of the U.S. rights to Keveyis® (dichlorphenamide) to Strongbridge Biopharma plc (Strongbridge).  Under the terms of the purchase agreement, Strongbridge will provide Taro with upfront and deferred payments of $8.5 million in two installments; Taro is also eligible to receive additional future payments upon the achievement of certain sales unit milestones.  Taro has agreed to continue to manufacture Keveyis for Strongbridge, under an exclusive supply agreement at least for the period of Keveyis orphan exclusivity, subject to certain commercial terms and conditions, including minimum supply purchases.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2017.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Nine Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
Sales, net	$220,395	$258,342	$682,973	$685,678
Cost of sales	53,053	44,166	155,366	128,994
Impairment	-	-	184	1,947
Gross profit	167,342	214,176	527,423	554,737

Operating Expenses:
Research and development	18,001	17,944	50,766	51,212
Selling, marketing, general and administrative	20,312	22,866	63,450	69,804
Settlements and loss contingencies	-	(27)	-	973
Operating income	129,029	173,393	413,207	432,748

Financial (income) expense, net:
Interest and other financial income	(3,961)	(3,038)	(10,814)	(9,708)
Foreign exchange income	(18,533)	(23,887)	(25,998)	(54,545)
Other gain, net	9,009	710	10,466	1,820
Income before income taxes	160,532	201,028	460,485	498,821
Tax expense	20,483	11,831	86,467	72,363
Income from continuing operations	140,049	189,197	374,018	426,458
Net loss from discontinued operations attributable to Taro	(137)	(101)	(314)	(202)
Net income	139,912	189,096	373,704	426,256
Net income attributable to non-controlling interest	94	98	334	274
Net income attributable to Taro	$139,818	$188,998	$373,370	$425,982

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$3.42	$4.41	$9.00	$9.95
Diluted	$3.42	$4.41	$9.00	$9.95

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00)*	$(0.00)*	$(0.01)	$(0.00)*
Diluted	$(0.00)*	$(0.00)*	$(0.01)	$(0.00)*

Net income per ordinary share attributable to Taro:
Basic	$3.42	$4.41	$8.99	$9.95
Diluted	$3.42	$4.41	$8.99	$9.95

Weighted-average number of shares used to compute net income per share:
Basic	40,961,015	42,833,533	41,541,010	42,833,533
Diluted	40,961,015	42,833,533	41,541,010	42,833,533

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2016	2016
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$549,646	$576,757
Short-term and current maturities of long-term bank deposits	555,127	648,297
Marketable securities	3,422	3,572
Accounts receivable and other:
Trade, net	251,623	238,611
Other receivables and prepaid expenses	275,103	270,724
Inventories	145,955	138,553
Long-term assets held for sale, net	999	1,081
TOTAL CURRENT ASSETS	1,781,875	1,877,595
Long-term bank deposits	258,685	115,173
Property, plant and equipment, net	173,446	159,459
Other assets	33,173	35,806
TOTAL ASSETS	$2,247,179	$2,188,033

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and other current liabilities	$239,463	$245,462
TOTAL CURRENT LIABILITIES	239,463	245,462
Deferred taxes and other long-term liabilities	5,457	5,427
TOTAL LIABILITIES	244,920	250,889

Taro shareholders' equity	1,995,923	1,931,142
Non-controlling interest	6,336	6,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,247,179	$2,188,033

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2016	2015
Cash flows from operating activities:
Net income	$373,704	$426,256
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,067	11,304
Impairment for long-lived assets	184	1,947
Realized (gain) loss on sale of marketable securities and long-lived assets	(8,517)	91
Change in derivative instruments, net	4,501	(6,242)
Effect of change in exchange rate on inter-company balances and bank deposits	(30,017)	(52,860)
Deferred income taxes, net	(13,138)	(43,768)
Increase in trade receivables, net	(13,411)	(58,129)
Increase in inventories, net	(9,120)	(9,878)
Decrease (increase) in other receivables, income tax receivable, prepaid expenses and other	16,744	(16,888)
Decrease in trade, income tax and other payables and accrued expenses	(11,542)	(12,122)
Net cash provided by operating activities	320,455	239,711

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(26,377)	(13,111)
Proceeds from (investment in) other intangible assets	955	(134)
Proceeds from other assets	-	35,000
Proceeds from (investment in) short-term bank deposits	250,854	(8,808)
Investment in long-term deposits and other assets	(301,616)	(200,676)
Proceeds from restricted bank deposits	-	199
Proceeds from (investment in) marketable securities, net	95	(105)
Net cash used in investing activities	(76,089)	(187,635)

Cash flows from financing activities:
Purchase of treasury stock	(269,712)	-
Repayment of long-term debt	-	(5,888)
Net cash used in financing activities	(269,712)	(5,888)

Effect of exchange rate changes on cash and cash equivalents	(1,765)	(4,615)
(Decrease) increase in cash and cash equivalents	(27,111)	41,573
Cash and cash equivalents at beginning of period	576,757	481,641
Cash and cash equivalents at end of period	$549,646	$523,214
Non-cash operating transactions:
Sale of Intangible Asset	$7,500	$-
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$354	$949
Non-cash financing transactions:
Purchase of treasury stock	$3,602	$-

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  February 9, 2017
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Mariano Balaguer
	Name:	Mariano Balaguer
	Title:	Chief Financial Officer and Chief Accounting Officer